KAR Auction Services, Inc.

13085 Hamilton Crossing Blvd.

Carmel, IN 46032

December 10, 2009

BY EDGAR AND BY HAND

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	KAR Auction Services, Inc.

Registration Statement on Form S-1 (File No. 333-161907)

Dear Mr. Owings:

On behalf of KAR Auction Services, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 5 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 3 to the Registration Statement filed with the Commission on November 30, 2009 with respect to the preliminary prospectus and Amendment No. 4 to the Registration Statement filed with the Commission on December 4, 2009 with respect to the facing page and Part II of the Registration Statement.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 7, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify, and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Unaudited Pro Forma Consolidated Financial Data, page 39

1.	Please advise us of how your intention to repay debt with cash available is factually supportable and directly related to the offering and issuance of shares or revise your pro forma statements and capitalization table accordingly. Refer to Rule 11-02(b)(6) of Regulation S-X.

The use of approximately $200 million of cash on hand, together with a portion of the net proceeds of the offering, to prepay $250 million of outstanding borrowings under the Company’s senior secured term loan, as disclosed on page 32, is directly attributable to the offering and factually supportable for the following reasons.

First, a condition precedent to the effectiveness of the Second Amendment, dated as of October 23, 2009, to the Credit Agreement (the “Second Amendment”) is the prepayment of no less than $250 million of outstanding borrowings under the senior secured term loan. The effectiveness of the Second Amendment is required for the offering to be consummated (i.e., the Credit Agreement would otherwise prohibit the offering as it currently contains a provision that requires KAR Holdings II, LLC to own 100% of the outstanding capital stock of the Company) and for the Company to use the net proceeds of the offering as described in the “Use of Proceeds” section of the Registration Statement (i.e., the Credit Agreement would otherwise prohibit the repurchase or redemption of the notes and the payment of the termination fees in connection with the termination of the financial advisory agreements). The Company requires the use of approximately $200 million of cash on hand to make the required prepayment of the senior secured term loan since it will be using the majority of net proceeds of the offering to repurchase or redeem notes. The Company will not be prepaying amounts under the senior secured term loan except in connection with the offering. If the offering is not consummated, the Company will not at this time be prepaying any amounts under the senior secured term loan and thus not utilizing cash on hand for this purpose. On the other hand, if the offering is consummated, the Company will use approximately $200 million of cash on hand to prepay senior secured term loan borrowings.

Second, Section 1(n) of the Second Amendment specifically states that the amount of notes the Company may repurchase or redeem in connection with the offering is calculated based on the sum of the net proceeds of the offering and cash on hand as of the effective date of the Second Amendment less the amount of the required prepayment of the senior secured term loan.

Third, it would be misleading to investors to omit the reduction of approximately $200 million of cash and cash equivalents and the prepayment of $250 million of outstanding borrowings under the senior secured term loan from the unaudited pro forma consolidated statements and the capitalization table. The prepayment of term loan borrowings, the consummation of the various transactions described in the “Use of Proceeds” section of the Registration Statement and the use of approximately $200 million of cash on hand are directly related and contingent upon each other. Not showing the effects of the prepayment of the senior secured term loan and the reduction in cash and cash equivalents would provide misleading disclosure with respect to the Company’s financial position and results of operation after giving effect to the offering, including the use of proceeds of the offering.

Finally, pursuant to the request of the Staff, the Company provides that its available cash balance on Monday, December 7, 2009 was approximately $248.0 million, factually supporting our ability to repay debt with cash available.

Unaudited Pro Forma Consolidated Statements of Operations, page 39

2.	We note you intend to use proceeds from the offering to purchase a portion of your senior subordinated notes, fixed senior notes and floating senior notes. We further note you have assumed the maximum aggregate consideration of $276.8 million although if the minimum condition is not satisfied as of the early tender date you may choose only to purchase senior fixed notes and senior floating notes for consideration of $113.2 million. Please expand your disclosure to give effect to the range of possible results associated with your repayment of debt. In this regard, it appears you believe the minimum conditions of the tender offer will be met in which case you will apply $276.8 million of the net proceeds from the offering to repurchase notes in the tender offer based on your pro forma adjustments. Please revise to include a footnote to your pro forma statements with a tabular presentation disclosing the range of possible likely results in the event the minimum conditions of the tender offer are not met. Refer to Rule 11-02(b)(8) of Regulation S-X.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2008 and the nine months ended September 30, 2009 (the “pro forma statements of operations”) assume that the minimum condition is met and, as described on page 33, the Company will purchase in the tender offer $191.2 million principal amount (i.e., the minimum condition amount) of senior subordinated notes for $206.6 million, $33.1 million principal amount of fixed senior notes for $35.1 million, and $37.4 million principal amount of floating senior notes for $35.1 million.

If the minimum condition is not met, the Company expects it would proceed in one of three ways (described below) with respect to repayment of its debt as described under “Use of Proceeds,” each of which would not result in “significantly different results” from the data presented in the pro forma financial statements. Accordingly, the Company believes that expanded footnote disclosure in the Registration Statement for a range of possible results is not required by Rule 11-02(b)(8) of Regulation S-X.

Rule 11-02(b)(8) of Regulation S-X provides: “If the transaction is structured in such a manner that significantly different results may occur, additional pro forma presentations shall be made which give effect to the range of possible results.”

Scenario 1: If the minimum condition is not met, the Company may choose to waive the minimum condition as to all three tranches of notes so that the Company will proceed with the tender offer in the same manner as if the minimum condition had been satisfied except that, even though all validly tendered senior subordinated notes would be purchased, less than $191.2 million principal amount of senior subordinated notes would be purchased.

The Company expects it would proceed in this manner only if the amount of senior subordinated notes validly tendered as of the early tender date for the tender offer was close to $191.2 million. The results of this debt repayment would not be significantly different from the results shown in the pro forma statements of operations.

Scenario 2: If the minimum condition is not met, the Company may choose to waive the minimum condition as to the fixed senior notes and the floating senior notes so that the Company will not purchase any senior subordinated notes in the tender offer and the maximum aggregate consideration for fixed senior notes and floating senior notes purchased in the tender offer, excluding accrued and unpaid interest, will be $113.2 million.

In this event, the Company expects it would (i) proceed with the tender offer with respect to the fixed senior notes and floating senior notes such that the maximum aggregate consideration for fixed senior notes and floating senior notes purchased in the tender offer, excluding accrued and unpaid interest, will be $113.2 million and (ii) redeem 35% of the original aggregate principal amount of senior subordinated notes with net proceeds from the offering (i.e., the maximum amount permitted under the “equity claw” optional redemption provision of the senior subordinated notes indenture) pursuant to the “equity claw” optional redemption provision, or approximately $148.8 million principal amount of senior subordinated notes (for aggregate redemption price of approximately $163.6 million).

The results of this debt repayment would not be significantly different from the results shown in the pro forma statements of operations. For the year ended December 31, 2008, pro forma net loss would increase by $0.5 million, pro forma net loss per share would increase by $0.01, pro forma interest expense would increase by $0.8 million and pro forma income tax benefit would increase by $0.3 million. For the nine months ended September 30, 2009, pro forma net income would decrease by $0.6 million, pro forma net income per share would decrease by $0.01, pro forma interest expense would increase by $1.0 million and pro forma income tax expense would decrease by $0.4 million.

Set forth below is a table that shows the unaudited pro forma consolidated statements of operations for the year ended December 31, 2008 and the nine months ended September 30, 2009 adjusted to reflect the debt repayment described in this scenario 2:

Unaudited Pro Forma Consolidated Statements of Operations

For the Year Ended December 31, 2008 and the Nine Months Ended September 30, 2009

	Year Ended December 31, 2008				Nine Months Ended September 30, 2009
(Dollars in millions, except per share amounts)	Actual	Pro Forma Adjustments		Pro Forma	Actual	Pro Forma Adjustments		Pro Forma
		(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Statement of Operations Data:
Net revenues	$1,771.4	$—		$1,771.4	$1311.7	$—		$1311.7
Cost of goods sold	1,053.0	—		1,053.0	755.1	—		755.1

Gross profit	718.4	—		718.4	556.6	—		556.6
Selling, general & administrative	383.7	(3.5	)(a)	380.2	274.3	(2.6	)(b)	271.7
Depreciation & amortization	182.8	—		182.8	129.9	—		129.9
Goodwill & other intangibles impairment	164.4	—		164.4	—	—		—

Operating (loss) income	(12.5)	3.5		(9.0)	152.4	2.6		155.0
Interest expense	215.2	(32.4	)(c)	182.8	132.8	(17.6	)(c)	115.2
Other expense (income)	19.9	—	(d)	19.9	(9.3)	—	(d)	(9.3)

(Loss) income before income taxes	(247.6)	35.9		(211.7)	28.9	20.2		49.1
Income taxes	(31.4)	14.0	(e)	(17.4)	11.0	7.9	(e)	18.9

Net (loss) income	($216.2)	$21.9		($194.3)	$17.9	$12.3		$30.2

Net (loss) earnings per share – basic and diluted	($2.02)			($1.50)	$0.17			$0.23

(a)	Represents the $3.5 million annual advisory fee actually paid to the Equity Sponsors during the year ended December 31, 2008. The financial advisory agreements will be terminated in connection with the offering. The Company intends to use any remaining net proceeds from the offering after repurchase or repayment of a portion of our indebtedness, together with cash on hand, to pay termination fees of $10.5 million. See “Use of Proceeds” section in the Registration Statement. Upon consummation of the offering and payment of these termination fees, Company’s obligation to pay the aggregate financial advisory fee of $3.5 million per annum to the Equity Sponsors will cease. The non-recurring termination fees of $10.5 million are not reflected in the unaudited pro forma consolidated statements of operations.
(b)	Represents prorated portion of previously described aggregate financial advisory fee of $3.5 million per annum payable quarterly in advance to the Equity Sponsors.
(c)

Represents a reduction in interest expense to give effect to an assumed repurchase or repayment of $512.4 million of debt on January 1, 2008, the 0.50% increase in the interest rate on Term Loan B, the write-off of previously recorded debt issue costs of $7.0 million related to the repurchase of notes and the additional $3.6 million for amendment fees related to the Term Loan B debt. Assumes repayment of $250.0 million of Term Loan B, repurchase or repayment of $60.2 million aggregate principal amount of floating senior notes, repurchase or repayment of $53.4 million aggregate principal amount of 8 3/4% fixed senior notes and repurchase or repayment of $148.8 million aggregate principal amount of the senior subordinated notes.

(d)	The non-recurring $14.5 million of net premiums payable related to the repurchase of notes and the expensing of previously recorded debt issue costs of $7.0 million related to the repurchase of notes are not reflected in the pro forma consolidated statements of operations.
(e)	Represents the estimated tax effect of the pro forma adjustments at an estimated tax rate of 39.0%.

Scenario 3: If the minimum condition is not met, the Company may terminate the tender offer, in which case no notes would be purchased in the tender offer.

In this event, the Company expects it would redeem with net proceeds from the offering (i) 35% of the original aggregate principal amount of senior subordinated notes (i.e., the maximum amount permitted under the “equity claw” optional redemption provision of the senior subordinated notes indenture) pursuant to the “equity claw” optional redemption provision, or approximately $148.8 million principal amount of senior subordinated notes (for aggregate redemption price of approximately $163.6 million), and (ii) $106.0 million principal amount of fixed senior notes pursuant to the “make whole” optional redemption provision of the fixed senior notes indenture (for aggregate redemption price of approximately $113.2 million). That is, the Company would apply the balance of the $276.8 million of net proceeds to redeem the fixed senior notes pursuant to the “make whole” optional redemption provisions.

The results of this debt repayment would not be significantly different from the results shown in the pro forma statements of operations. For the year ended December 31, 2008, pro forma net loss would increase by $0.4 million, pro forma net loss per share would increase by $0.01, pro forma interest expense would increase by $0.6 million and pro forma income tax benefit would increase by $0.2 million. For the nine months ended September 30, 2009, pro forma net income would increase by $0.1 million, pro forma net income per share would not change, pro forma interest expense would decrease by $0.1 million and pro forma income taxes would not change.

Set forth below is a table that shows the unaudited pro forma consolidated statements of operations for the year ended December 31, 2008 and the nine months ended September 30, 2009 adjusted to reflect the debt repayment described in this scenario 3:

Unaudited Pro Forma Consolidated Statements of Operations

For the Year Ended December 31, 2008 and the Nine Months Ended September 30, 2009

	Year Ended December 31, 2008				Nine Months Ended September 30, 2009
(Dollars in millions, except per share amounts)	Actual	Pro Forma Adjustments		Pro Forma	Actual	Pro Forma Adjustments		Pro Forma
		(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Statement of Operations Data:
Net revenues	$1,771.4	$—		$1,771.4	$1311.7	$—		$1311.7
Cost of goods sold	1,053.0	—		1,053.0	755.1	—		755.1

Gross profit	718.4	—		718.4	556.6	—		556.6
Selling, general & administrative	383.7	(3.5	)(a)	380.2	274.3	(2.6	)(b)	271.7
Depreciation & amortization	182.8	—		182.8	129.9	—		129.9
Goodwill & other intangibles impairment	164.4	—		164.4	—	—		—

Operating (loss) income	(12.5)	3.5		(9.0)	152.4	2.6		155.0
Interest expense	215.2	(32.6	)(c)	182.6	132.8	(18.7	)(c)	114.1
Other expense (income)	19.9	—	(d)	19.9	(9.3)	—	(d)	(9.3)

(Loss) income before income taxes	(247.6)	36.1		(211.5)	28.9	21.3		50.2
Income taxes	(31.4)	14.1	(e)	(17.3)	11.0	8.3	(e)	19.3

Net (loss) income	($216.2)	$22.0		($194.2)	$17.9	$13.0		$30.9

Net (loss) earnings per share – basic and diluted	($2.02)			($1.50)	$0.17			$0.24

(a)	Represents the $3.5 million annual advisory fee actually paid to the Equity Sponsors during the year ended December 31, 2008. The financial advisory agreements will be terminated in connection with the offering. The Company intends to use any remaining net proceeds from the offering after repurchase or repayment of a portion of our indebtedness, together with cash on hand, to pay termination fees of $10.5 million. See “Use of Proceeds” section in the Registration Statement. Upon consummation of the offering and payment of these termination fees, Company’s obligation to pay the aggregate financial advisory fee of $3.5 million per annum to the Equity Sponsors will cease. The non-recurring termination fees of $10.5 million are not reflected in the unaudited pro forma consolidated statements of operations.

(b)	Represents prorated portion of previously described aggregate financial advisory fee of $3.5 million per annum payable quarterly in advance to the Equity Sponsors.
(c)

Represents a reduction in interest expense to give effect to an assumed repurchase or repayment of $504.8 million of debt on January 1, 2008, the 0.50% increase in the interest rate on Term Loan B, the write-off of previously recorded debt issue costs of $6.8 million related to the repurchase of notes and the additional $3.6 million for amendment fees related to the Term Loan B debt. Assumes repayment of $250.0 million of Term Loan B, no repurchase or repayment of floating senior notes, repurchase or repayment of $106.0 million aggregate principal amount of 8 3/4% fixed senior notes and repurchase or repayment of $148.8 million aggregate principal amount of the senior subordinated notes.

(d)	The non-recurring $22.0 million of net premiums payable related to the repurchase of notes and the expensing of previously recorded debt issue costs of $6.8 million related to the repurchase of notes are not reflected in the pro forma consolidated statements of operations.
(e)	Represents the estimated tax effect of the pro forma adjustments at an estimated tax rate of 39.0%.

The Company has expanded its disclosure on page 40 to include: “The unaudited pro forma consolidated financial statements do not purport to represent the full range of possible actions by us. Assuming that we receive net proceeds from the sale of common stock in this offering of $340.9 million (based on the number of shares and the midpoint of the price range set forth on the cover of this prospectus) and that we apply a total of $276.8 million of net proceeds from this offering to repurchase and/or redeem notes, we expect any of the foregoing alternatives will not result in significantly different results from the data presented in the unaudited pro forma consolidated financial statements.”

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please remove the preamble and provide a signed report in an amendment prior to effectiveness. Refer to Rule 2-02 of Regulation S-X.

The Company notes the Staff’s comment, and provided a signed report without the preamble.

Note 3 – Stock-Based Compensation Plans, page F1-140

4.	Please update your response dated October 20, 2009 to comment 29 of our letter dated October 14, 2009 to the extent there have been any subsequent securities issuances.

There have been no issuances of securities since our response dated October 20, 2009 and the Company does not currently expect any issuances of securities before the offering.

Please contact the undersigned at (317) 249-4508 should you require further information or have any questions.

Very truly yours,

/s/ Rebecca C. Polak
Rebecca C. Polak
Executive Vice President and General Counsel

cc:	Donna DiSilvio, Senior Staff Accountant

Scott Stringer, Staff Accountant

Mara Ransom, Legal Branch Chief

Chris Chase, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Gregory A. Fernicola, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Peter J. Loughran, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022